# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

## FORM 11-K



**ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**(Mark One):**

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended March 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission File Number: 000-26732

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Gadzooks, Inc. Employee Stock Purchase Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Gadzooks, Inc., 4121 International Parkway, Carrollton, Texas 75007.

## GADZOOKS, INC.
## EMPLOYEE STOCK PURCHASE PLAN

Financial Statements

Years Ended March 31, 2004 and 2003

**GADZOOKS, INC.**
**EMPLOYEE STOCK PURCHASE PLAN**

Table of Contents


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Financial Statements: | |
| Statements of Net Assets Available for Benefits | 2 |
| Statements of Changes in Net Assets Available for Benefits | 3 |
| Notes to Financial Statements | 4 - 7 |

TravisWolff
ADVISORS & ACCOUNTANTS

Known internationally as Moore Stephens Travis Wolff, LLP

5580 LBJ Freeway
Suite 400
Dallas, TX
75240-6265

972.661.1843 tel
972.490.4120 fax

www.traviswolff.com

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

Gadzooks, Inc. Employee Stock Purchase Plan
Carrollton, Texas

We have audited the accompanying statements of net assets available for benefits of the Gadzooks, Inc. Employee Stock Purchase Plan (the "Plan") as of March 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Travis, Wolff & Company, L.L.P.

Dallas, Texas
May 28, 2004

## GADZOOKS, INC.
## EMPLOYEE STOCK PURCHASE PLAN

Statements of Net Assets Available for Benefits

| | March 31, 2004 | March 31, 2003 |
|---|---|---|
| **Assets** | | |
| Due from Gadzooks, Inc. | $ - | $ 15,727 |
| **Net assets available for benefits** | $ - | $ 15,727 |

The accompanying notes are an integral part of the financial statements.

## GADZOOKS, INC.
## EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Benefits

| | Years Ended March 31, | |
|---|---|---|
| | 2004 | 2003 |
| **Additions to net assets attributed to:** | | |
| Participant contributions | $ 73,581 | $ 163,852 |
| **Deductions from net assets attributed to:** | | |
| Stock purchases | 89,308 | 173,949 |
| **Net decrease in net assets available for benefits** | (15,727) | (10,097) |
| **Net assets available for benefits:** | | |
| Beginning of year | 15,727 | 25,824 |
| End of year | $ - | $ 15,727 |

The accompanying notes are an integral part of the financial statements.

## Note 1 - Description of Plan

The following description of the Gadzooks, Inc. Employee Stock Purchase Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

### *General*

Gadzooks, Inc. (the "Company") established the Plan effective April 1, 1998. The Plan is an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986. The Plan allows employees of the Company to purchase shares of the Company's common stock at a discount from the market price. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Originally, the Plan was for twenty-four monthly offerings of the Company's common stock commencing April 1, 1998 and continuing on the first day of each calendar month thereafter through March 2000. The termination date of each offering was the last day of each calendar month. In each offering, the maximum number of shares that could be issued was 2,500 shares, plus any unissued shares from the immediately preceding offering. The maximum number of shares to be offered under the Plan was 60,000.

Effective March 30, 2000, the Company amended the Plan to increase the maximum number of shares to be offered to 110,000, to provide for thirty-six additional monthly offerings ending March 31, 2003 and to remove the 2,500 share monthly offering limitation.

Effective April 23, 2002, the Company amended the Plan to provide for a total of 180 monthly offerings ending March 31, 2013.

For the months of April, May and June 2003, there were no purchases of shares of stock due to the Plan reaching its maximum number of shares. Effective June 17, 2003, the Company amended the Plan to increase the maximum number of shares to be offered to 160,000 shares of stock. Effective January 1, 2004, the Plan was suspended. On February 3, 2004, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Dallas and was assigned case number 04-31486-hdh-11. The Company is awaiting the outcome of the bankruptcy before reinstating the Plan.

The shares may be purchased by the participating employees at a 15% discount from the closing market price on the last business day of the month of offering.

Employees of the Company are eligible to participate in the Plan if they have completed six months of service and work more than 20 hours per week. However, employees who own 5% or more of the outstanding stock of the Company cannot participate.

## Note 1 - Description of Plan - (Continued)

### *Employer contributions*

The Company does not make any contributions to the Plan.

### *Employee contributions*

Participating employees may elect to contribute any amount from 1% to not more than 15% of their after-tax compensation to the Plan, subject to certain limitations as described in the Plan documents. The Company accumulates the contributions and transfers the appropriate number of shares purchased under the terms of the offering to the Plan trustee monthly. The Plan trustee administers the allocation of the stock purchased to the participants' accounts based upon their individual contributions. Upon the transfer of stock, which settles the offering obligation, the Company may then use the employee-contributed funds for general corporate purposes.

### *Administrative expenses*

All expenses for administration of the Plan, including commissions on the purchases of shares, are paid by the Company.

### *Participant accounts*

Each participant's account is maintained by the trustee and credited with the participant's purchases of Company stock. Upon delivery to the trustee, monthly, of the shares purchased in the offering, the Company and the Plan have no further control or access to such shares. The participants are free to hold or dispose of their shares in any manner whatsoever.

### *Vesting*

Participants are immediately 100% vested in their shares of stock.

### *Plan termination*

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate or amend the Plan subject to certain conditions as described in the Plan documents.

## Note 2 - Summary of Significant Accounting Policies

*Basis of accounting*

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

*Use of estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements at, and during, the reporting period. Actual results could differ from these estimates.

*Participant contributions*

Contributions are recorded when the Company makes payroll deductions from the Plan participants.

## Note 3 - Stock Purchases

The following summarizes the stock purchased by Plan participants during the year ended March 31, 2004:

| Month of Offering And Month Shares Transferred | Shares Purchased | | Purchase Price |
|---|---|---|---|
| March 2003 transferred April 2003 | 7,635 | $ | 15,727 |
| April 2003 transferred May 2003 | 0 | | 0 |
| May 2003 transferred June 2003 | 0 | | 0 |
| June 2003 transferred July 2003 | 0 | | 0 |
| July 2003 transferred August 2003 | 2,321 | | 14,788 |
| August 2003 transferred September 2003 | 3,765 | | 17,020 |
| September 2003 transferred October 2003 | 2,674 | | 11,151 |
| October 2003 transferred November 2003 | 1,889 | | 10,541 |
| November 2003 transferred December 2003 | 2,462 | | 10,142 |
| December 2003 transferred January 2004 | 7,544 | | 9,939 |
| January 2004 transferred February 2004 | 0 | | 0 |
| February 2004 transferred March 2004 | 0 | | 0 |
| | 28,290 | $ | 89,308 |

**Note 3 - Stock Purchases - (Continued)**

The following summarizes the stock purchased by Plan participants during the year ended March 31, 2003:

| Month of Offering And Month Shares Transferred | Shares Purchased | | Purchase Price |
|---|---|---|---|
| March 2002 transferred April 2002 | 1,742 | $ | 25,824 |
| April 2002 transferred May 2002 | 1,529 | | 17,209 |
| May 2002 transferred June 2002 | 929 | | 10,080 |
| June 2002 transferred July 2002 | 911 | | 9,739 |
| July 2002 transferred August 2002 | 1,305 | | 9,877 |
| August 2002 transferred September 2002 | 2,718 | | 16,170 |
| September 2002 transferred October 2002 | 2,089 | | 10,025 |
| October 2002 transferred November 2002 | 3,234 | | 10,285 |
| November 2002 transferred December 2002 | 2,546 | | 11,073 |
| December 2002 transferred January 2003 | 2,746 | | 10,982 |
| January 2003 transferred February 2003 | 8,322 | | 25,797 |
| February 2003 transferred March 2003 | 6,623 | | 16,888 |
| | 34,694 | $ | 173,949 |

During the month of March 2003, $17,760 was withheld from participants to purchase 8,621 shares of stock. However, there was insufficient stock available for purchase under the plan. Therefore, subsequent to March 31, 2003, $2,033, calculated on a pro rata basis, was refunded to the participants and the balance of available stock, 7,635 shares, were transferred to the participants' accounts in April 2003.

**Note 4 - Tax Status**

The Plan is an employee stock purchase plan as defined in Section 423 of the Internal Revenue Code of 1986 ("Code"), as amended. As long as the Plan meets the Code requirements of an employee stock purchase plan, employees will not recognize income when the offerings are exercised, but will recognize such income at the disposition of the stock. The Plan is not required to and does not maintain a determination letter from the Internal Revenue Service.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GADZOOKS, INC. EMPLOYEE STOCK PURCHASE PLAN

Date: June 30, 2004

By: ______________________________
James A. Motley
Member of Administrative Committee

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Gadzooks, Inc. Employee Stock Purchase Plan
Carrollton, Texas

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Gadzooks, Inc. Employee Stock Purchase Plan of our report dated May 28, 2004, with respect to the financial statements of the Gadzooks, Inc. Employee Stock Purchase Plan included in this Annual Report (Form 11-K) for the year ended March 31, 2004.

**/s/TRAVIS, WOLFF & COMPANY, L.L.P.**

Dallas, Texas
June 29, 2004